EXHIBIT 23
Consent of Independent Registered Public Accounting Firm
The Governance and Compensation Committee of
the Airgas, Inc. Board of Directors:
We consent to the incorporation by reference in the registration statement (No.333-107872) on Form S-8 of Airgas, Inc. of our report dated March 10, 2006 relating to the statements of financial position of the Airgas, Inc. 2003 Employee Stock Purchase Plan (“the Plan”) as of December 31, 2005 and 2004, and the related statements of changes in participants’ equity, for the years ended December 31, 2005 and 2004, and for the period from July 29, 2003 (inception) through December 31, 2003, which report appears in the December 31, 2005 annual report on Form 11-K of the Airgas, Inc. 2003 Employee Stock Purchase Plan.
/s/ KPMG LLP
Philadelphia, Pennsylvania
March 23, 2006